SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOV Pharmaceutical, Inc.

(Name of Subject Company (issuer))

DOV Pharmaceutical, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Convertible Subordinated Debentures Due 2025

(Title of Class of debentures)

259858AA6 and 259858AB4
(CUSIP Number of Class of debentures)

Barbara Duncan
Chief Executive Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873
(732) 907-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Scott F. Duggan
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570 - 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,875,000	$7,583.63

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Convertible Subordinated Debentures Due 2025, as described herein, is $1,012.50 per $1,000 principal amount at maturity outstanding assuming (i) a payment in cash of $212.50 plus (ii) an assumed $800.00 aggregate liquidation preference of the preferred stock. As of January 26, 2006, there was $70,000,000 aggregate principal amount at maturity outstanding.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,583.63
Form or Registration No.:SC TO-I
Filing Party: DOV Pharmaceutical, Inc.
Date Filed: January 29, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 5 amends and supplements the Schedule TO initially filed by DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”), on January 29, 2007 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934. The Schedule TO relates to the Company’s offer to exchange (the “Exchange Offer”) a cash payment plus either (i) shares of new series C convertible preferred stock, par value $1.00 per share and liquidation preference of $100 per share, or (ii) shares of new series D convertible preferred stock, par value $1.00 per share and no initial stated liquidation preference, for any and all of its outstanding 2.50% Convertible Subordinated Debentures due 2025 (the “Debentures”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated January 29, 2007 (the “Offer to Exchange”), and in the related Exchange Offer materials which were previously filed as Exhibits (a)(1)(B) to (a)(1)(E) to this Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The information in the Offer Materials is incorporated in this Amendment No. 5 by reference to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented as follows:

On March 15, 2007, the Company announced that the Exchange Offer had expired at 5:00 p.m., New York City time, on Wednesday, March 14, 2007. As of such time, the Company had accepted for exchange Debentures in the aggregate principal amount of $67,473,000, representing approximately 96.4% of the $70.0 million in aggregate principal amount of outstanding Debentures.

Item 12. Material to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following:

(a)(5)(D) Press Release issued by the Company on March 15, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2007

DOV PHARMACEUTICAL, INC.

By:	/s/ Barbara Duncan
Name: Barbara Duncan
Title: Chief Executive Officer

2

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(D)	Press Release issued by the Company on March 15, 2007.

3